Exhibit 99.3

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: January 12, 2012

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Amended Articles of Association and Memorandum of Association

1.	At the shareholders’ meeting held on January 12, 2012 the amendments to Articles of Association and Memorandum of Association were approved

2.	The Amended and Restated Articles of Association are hereby furnished by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (file no. 333-178320) filed on December 5, 2011

3.	The Amended and Restated Memorandum of Association are hereby furnished by reference to Exhibit 3.5 to the Company’s Registration Statement on Form F-1 (file no. 333-178320) filed on December 5, 2011

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

      Gazit-Globe, Ltd.